UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

February 1, 2010

COMMISSION FILE NO. 1 – 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F.        Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form,

the registrant is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934.          Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on February 1, 2010.

Luxottica: monthly update on share buyback program

Milan, Italy — February 1, 2010 - In connection with the share buyback program approved at the Shareholders’ Meeting on October 29, 2009 and launched on November 16, 2009, Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) announced today that during the month of January it purchased under that buyback program an aggregate amount of 262,000   treasury shares on the Milan Stock Exchange’s Mercato Telematico Azionario (MTA) at an average unit price of Euro 18.58, for an aggregate amount of Euro 4,868,740.

In parallel, Luxottica Group’s subsidiary, Arnette Optics Illusions Inc., sold during the same period on the MTA an aggregate amount of 335,000  treasury shares, at an average unit price of Euro 18.53, for an aggregate amount of Euro 6,206,737.

From the beginning of the program, Luxottica Group purchased an aggregate total amount of 1,614,154  treasury shares, at an average unit price of Euro 17.37, for an aggregate amount of Euro 28,035,169. In parallel, Luxottica Group’s subsidiary Arnette Optics Illusions Inc. sold an aggregate total amount of 1,922,307 treasury shares, at an average unit price of Euro 17.42, for an aggregate amount of Euro 33,478,009.

Contacts Luxottica Group

Ivan Dompé
Group Director of Corporate Communications
Tel.: +39 (02) 8633 4726
Email: ivan.dompe@luxottica.com

Luca Biondolillo
SVP of International Corporate Communications
Tel.: +1 (516) 918 3100
Email: LBiondolillo@us.luxottica.com

Alessandra Senici Group Director of Investor Relations Tel.: +39 (02) 8633 4718 Email: InvestorRelations@Luxottica.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
Date: February 1, 2010	ENRICO CAVATORTA
CHIEF FINANCIAL OFFICER